UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Lantheus Holdings, Inc. – File No. 333-196998

Lantheus Medical Imaging, Inc. – File No. 333-169785

CF# 31300

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Lantheus Medical Imaging, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from exhibits to a Form S-4 filed October 6, 2010, as amended, and Exhibit 10.54 to a Form 10-K filed March 29, 2013. Lantheus Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 filed on June 24, 2014, as amended, including the same exhibits reflected in the confidential treatment extension application of Lantheus Medical Imaging, Inc. and certain additional exhibits.

Based on representations by Lantheus Medical Imaging, Inc. and Lantheus Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

For Lantheus Medical Imaging:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.10	S-4	October 6, 2010	through December 31, 2017
10.14	S-4	October 6, 2010	through December 31, 2017
10.16	S-4	October 6, 2010	through December 31, 2017
10.17	S-4	October 6, 2010	through December 31, 2017
10.26	S-4	October 6, 2010	through December 31, 2017
10.54	10-K	March 29, 2013	through December 31, 2017

For Lantheus Holdings, Inc.:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.4	S-1	June 24, 2014	through December 31, 2017
10.5	S-1	June 24, 2014	through December 31, 2017
10.6	S-1	June 24, 2014	through December 31, 2017
10.7	S-1	June 24, 2014	through December 31, 2015
10.8	S-1	June 24, 2014	through December 31, 2015
10.9	S-1	June 24, 2014	through December 31, 2017
10.10	S-1	June 24, 2014	through December 31, 2017
10.11	S-1	June 24, 2014	through December 31, 2017
10.12	S-1	June 24, 2014	through December 31, 2017
10.18	S-1	June 24, 2014	through December 31, 2017
10.19	S-1	June 24, 2014	through February 1, 2017
10.20	S-1	June 24, 2014	through February 1, 2017
10.21	S-1	June 24, 2014	through December 31, 2015
10.22	S-1	June 24, 2014	through December 31, 2017
10.23	S-1	June 24, 2014	through December 31, 2017
10.25	S-1	June 24, 2014	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary